Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

March 14, 2012

VIA ELECTRONIC TRANSMISSION

Loan Lauren P. Nguyen, Esq.

Special Counsel

United States Securities and Exchange Commission

Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Icahn Enterprises L.P.

Registration Statement on Form S-4

Filed January 20, 2012

File No. 333-179109

Dear Ms. Nguyen:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-4 (File No. 333-179109) (the “Registration Statement”) of Icahn Enterprises L.P., a Delaware limited partnership (the “Icahn Enterprises”), Icahn Enterprises Finance Corp., a Delaware corporation (“Icahn Enterprises Finance”) and Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings” and, together with Icahn Enterprises and Icahn Enterprises Finance, the “Company”), in your letter dated February 14, 2012 (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter and to indicate that changes have been made in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, your comments are set forth in this letter in bold italics, followed by our responses.

Supplemental Letter

1.     We note that you are registering the 8% Senior Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Loan Lauren P. Nguyen, Esq.

United States Securities and Exchange Commission

March 14, 2012

Contemporaneously with the submission of this letter, the Company is filing a supplemental letter stating that the Company is registering the exchange offer in reliance on the Commission’s position enunciated in the abovementioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Signatures

2.     Please revise the language preceding your signatures to follow the language in Form S-4 and number your signature pages.

The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages II-10 to II-12 of Amendment No. 2.

Exhibit 5.1

3.     Counsel may examine any documents that it believes necessary to render its opinion. Either delete the listing of documents that begins on page 1 or revise to also state that counsel has examined all other documents necessary to render its opinion.

The opinion of Proskauer Rose LLP has been revised to address the Staff’s comment. Please see Exhibit 5.1.

4.     Please have counsel revise to remove the last paragraph on page 4 of the legal opinion because it contains an inappropriate practice qualification.

The opinion of Proskauer Rose LLP has been revised to address the Staff’s comment. Please see Exhibit 5.1.

In connection with responding to the Comment Letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Loan Lauren P. Nguyen, Esq.

United States Securities and Exchange Commission

March 14, 2012

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Julie M. Allen

Enclosures

cc:   Daniel A. Ninivaggi (Icahn Enterprises L.P.)